

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

David J. Paterson
President and Chief Executive Officer
Verso Corporation
Verso Paper Holdings LLC
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

> **Re:** **Verso Corporation**
> **Registration Statement on Form S-3**
> **Filed June 9, 2015**
> **File No. 333-204843**
>
> **Verso Corporation**
> **Verso Paper Holdings LLC**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2015**
> **File No. 1-34056**
> **File No. 333-142283**

Dear Mr. Paterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please be advised that we will not be able to accelerate the effectiveness of registration statement until you have cleared all comments on your periodic reports.

Form 10-K for the Fiscal Year ended December 31, 2014

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 27

Results of Operations, page 32

1.   Please revise your disclosure for each period presented to quantify each of the underlying material activities that generated variances between periods. Your revised disclosure should quantify the effect of each factor cited as the cause of a material change in your financial statements. For example, your analysis of net sales makes reference to changes in average sales price and volume, but does not appear to quantify the impact of these items in dollars and tons. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 35

2.   We note disclosure stating you have historically relied primarily upon cash flow from operations and borrowings under revolving credit facilities to finance operations. We also note that you have not generated any positive cash flows from operations in the past two years. Please revise your disclosure to address any material deficiency in liquidity (e.g., a need to raise additional funds to pay interest on debt), and indicate the course of action that the company has taken or proposes to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S- K.

Form10-Q for the Fiscal Quarter ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Results of Operations, page 32

3.   We note that you have changed your reportable segments as a result of a change in the way the business is managed and evaluated by the Chief Operating Decision Maker. Please revise your disclosure in the results of operations section to discuss and analyze results of operations by the operating segments disclosed in Note 14 to the financial statements. See Item 303(a) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director

cc: David S. Huntington, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP